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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48058

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/12_____ AND ENDING_____12/31/12_____

                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sterling Smith Corporation**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4326A Scotland

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Houston   **TX**   **77007**

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____**Sterling Smith, CFO/ President**   **(713) 861-6500**_____

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.

(Name – *if individual, state last, first, middle name*)

1333 West Loop South, Suite 1400, Houston, TX   **77027**

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Sterling Smith__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sterling Smith Corporation__ , as of __December 31,__ , 20_ 12 _, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

DIANNE ELAINE PEARSON
My Commission Expires
March 13, 2015

Signature

CFO/ President

Title

___Notary Public___

State of Texas
County of Harris

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] __Report on Internal Control__

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING SMITH CORPORATION

December 31, 2012

Financial Statements



EEPBP.C.
CPAs & BUSINESS ADVISORS

STERLING SMITH CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2012

CONTENTS



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

February 12, 2013

To the Stockholder
STERLING SMITH CORPORATION
Houston, Texas

We have audited the accompanying statement of financial condition of STERLING SMITH CORPORATION as of December 31, 2012, and the related statements of income, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonable of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of DFK International

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STERLING SMITH CORPORATION at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

EEPB, P.C.

Houston, Texas

STERLING SMITH CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents, unrestricted	$	370,490
Cash held with clearing broker		39,558
Deposits held by clearing broker, restricted		250,000
Certificate of deposit		84,445
Securities, at market value		2,405,890
TOTAL ASSETS	$	3,150,383

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	53,457
STOCKHOLDER'S EQUITY		
Common stock with par value of $.01 per share, 50,000,000 shares authorized, 100,000 issued and outstanding		1,000
Additional paid-in capital		212,000
Retained earnings		2,883,926
TOTAL STOCKHOLDER'S EQUITY		3,096,926
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,150,383

The accompanying notes are an integral
part of these financial statements.

STERLING SMITH CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES

Gains on firm securities trading	$	4,165,669
Gains on firm investments		136,805
Interest		150,401
TOTAL REVENUES		4,452,875

EXPENSES

Commissions	3,453,137
Clearing broker fees	92,578
Office and other operating expenses	435,383
TOTAL EXPENSES	3,981,098
NET INCOME	$ 471,777

The accompanying notes are an integral
part of these financial statements.

STERLING SMITH CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2011	$ 1,000	$ 212,000	$ 2,862,149	$ 3,075,149
Dividends paid to stockholder	-	-	(450,000)	(450,000)
Net income	-	-	471,777	471,777
BALANCE, DECEMBER 31, 2012	$ 1,000	$ 212,000	$ 2,883,926	$ 3,096,926

The accompanying notes are an integral
part of these financial statements.

STERLING SMITH CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	471,777

Adjustments to reconcile net income to net
cash provided by operating activities:

Changes in working capital:

(Increase) decrease in cash related to changes in assets:

Cash held with clearing broker		84,529
Certificate of deposit		(5,527)
Securities		(12,941)

Increase in cash related to changes in liabilities:

Accounts payable		53,457
NET CASH PROVIDED BY OPERATING ACTIVITIES		591,295
CASH FLOWS FROM INVESTING ACTIVITIES		-

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends to stockholder		(450,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		141,295
CASH AND CASH EQUIVALENTS, beginning of year*		229,195
CASH AND CASH EQUIVALENTS, end of year*	$	370,490
INTEREST PAID	$	-
TAXES PAID	$	-

* Amounts do not include cash and deposits held with clearing broker.

The accompanying notes are an integral
part of these financial statements.

STERLING SMITH CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

STERLING SMITH CORPORATION, a Texas corporation, (the "Company"), was formed on January 25, 1995. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Deposits Held by Clearing Brokers

Under the terms of the Clearing Agreement between the Company and Pershing, LLC ("Pershing"), the Company is required to maintain a certain level of cash on deposit with Pershing, which amounted to $250,000 at December 31, 2012. Should Pershing suffer a loss due to a failure of the Company's customer to complete a transaction, the Company is required to indemnify Pershing to the extent of such loss. As of December 31, 2012, there were no amounts owed to this clearing broker nor did the Company incur a loss during the year ended December 31, 2012 due to a customer's failure to complete a transaction.

Marketable Securities

Marketable securities owned are recorded at market value as of the balance sheet date. The difference between cost and market value is included in income. The Company classifies marketable securities owned as trading securities. It is the Company's policy to classify debt and equity securities with readily determinable fair values as trading securities and report them on the balance sheet at fair value if they are purchased and held principally for the purpose of selling them in the near term.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Profit and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded in the statement of financial condition.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Marketable securities, including derivative financial instruments, are recorded at market value based on the closing price on nationally traded exchanges at the balance sheet date. Securities not readily marketable are valued at fair value as determined by management. As of year end, there were no positions open on derivative financial instruments.

Revenue Recognition

The Company's revenues are earned primarily from the sale of trading securities to customers. Revenues are recognized as securities are sold on a trade date basis. The Company's revenue from brokerage commissions is recorded on the settlement date.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable individually for federal income taxes arising from the Company's income. Accordingly, no provision has been made for federal income tax in the accompanying financial statements.

The Company is subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined. No tax is due for the year ended December 31, 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There was no net realized and unrealized foreign currency losses recorded in 2012. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Reclassification

Certain amounts for the prior year have been reclassified to conform to the current classifications. These reclassifications had no effect on net income.

NOTE 2:   FEES PAID TO AFFILIATE

The Company pays an office service fee to International Monetary Management, an affiliated corporation commonly owned by the stockholder. For the year ended December 31, 2012, this fee was $391,000. Effective December 31, 2012, the administrative agreement with International Monetary Management was terminated.

NOTE 3:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital, as defined, of $2,373,595, which was $2,273,595 in excess of the required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness was 0.02 to 1 at December 31, 2012. The Company is currently in compliance with these requirements.

NOTE 4:   SECURITIES

The Company has adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

STERLING SMITH CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 4:   SECURITIES *(Continued)*

Level 2:   Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.   The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012:

Corporate and foreign bonds: Valued using various techniques which may consider recently executed transactions of the issue or comparable issues, market price quotations (where observable), bond spreads, and fundamental date relating to issuer.

Warrants: Valued as determined by observable quoted pricing inputs of the related underlying security.

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2012:

NOTE 4:   SECURITIES *(Continued)*

	Quoted prices in active markets for identical assets (Level 1)	Other observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair value at December 31, 2012
United States Corporate Bonds	$ -	$ 1,036,408	$ -	$ 1,036,408
Bahrain Corporate Bonds	-	207,500	-	207,500
Belarus Corporate Bonds	-	102,080	-	102,080
Ireland Corporate Bonds	-	102,714	-	102,714
Jordan Corporate Bonds	-	194,000	-	194,000
Mexico Corporate Bonds	-	594,875	-	594,875
Venezuela Corporate Bonds	-	91,750	-	91,750
Detachable warrants	-	76,563	-	76,563
Total	$ -	$ 2,405,890	$ -	$ 2,405,890

The bonds mature at various dates, ranging from November 2013 to May 2021.

NOTE 5:   CONCENTRATIONS

The Company's business consists primarily of trading fixed income securities of non-U.S. issuers, which generally have higher yields than U.S. issuers. Management believes that current economic conditions are conducive for continued demand for these securities and the Company's services.

The Company engages in trading activity and maintains securities in which counterparties include other broker-dealers and financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to certain risks. It is the policy of the Company to consider the creditworthiness of each counterparty, as necessary.

NOTE 6:   COMMITMENTS AND CONTINGENCIES

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully-disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has no recorded liabilities with regard to the right. During 2012, the Company did not pay the clearing brokers any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 7:   UNCERTAIN TAX POSITIONS

The Company did not have unrecognized tax benefits as of December 31, 2012 and does not expect this to change significantly over the next twelve months.   In connection with the adoption of ASC 740-10-25, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2012, the Company has not accrued interest or penalties related to uncertain tax positions. The Company's U.S. federal and state tax returns are open to audit under the statute of limitations for the years ended December 31, 2009 and beyond.

NOTE 8:   SUBORDINATED LIABILITIES

The company had no subordinated liabilities at any time during the year ended December 31, 2012. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2012.

NOTE 9:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2013 through February 12, 2013, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

SUPPLEMENTAL

INFORMATION



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED

BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 12, 2013

Board of Directors
STERLING SMITH CORPORATION
Houston, Texas

We have audited the accompanying financial statements of STERLING SMITH CORPORATION as of and for the year ended December 31, 2012, and have issued our report thereon dated February 12, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

EEPB, P.C.

Houston, Texas

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STERLING SMITH CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE ATC 3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Net capital computation:

Stockholder's equity	$	3,096,926
Non-allowable assets		(477,787)
Haircuts on marketable securities, including concentrations		(245,544)
Net capital pursuant to SEC Rule 15c3-1		2,373,595
Net capital required		(100,000)
Excess capital	$	2,273,595

Net capital required based on leverage:

Aggregate indebtedness	$	53,457
Total capital required based on 6 2/3% of liabilities	$	3,564

Under its current agreement with the FINRA, the Company is required to maintain net capital of $100,000.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Sterling Smith Corporation and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2012.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Sterling Smith Corporation is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii) by clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The conditions of the exemption were being complied with as of December 31, 2012 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2012.

See accompanying independent auditors' report.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 12, 2013

Mr. Sterling Smith
STERLING SMITH CORPORATION
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of STERLING SMITH CORPORATION (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

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In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas



25th Year P.C.

CPAs & BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 12, 2013

Mr. Sterling Smith
STERLING SMITH CORPORATION
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the twelve months ended December 31, 2012, which were agreed to by Sterling Smith Corporation ("the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries, check copies, and bank statements noting no differences;

2. Reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
048058   FINRA   DEC
STERLING SMITH CORPORATION      18*18
4326A SCOTLAND ST
HOUSTON TX 77007-7328
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____10,559_____

  B. Less payment made with SIPC-6 filed (exclude interest)   (_____6,750_____)

    ___7/23/12___
        Date Paid

  C. Less prior overpayment applied   (_____0_____)

  D. Assessment balance due or (overpayment)   _____3,809_____

  E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____0_____

  F. Total assessment balance and interest due (or overpayment carried forward) $ _____3,809_____

  G. PAID WITH THIS FORM:
    Check enclosed, payable to SIPC
    Total (must be same as F above) $ _3,809_____

  H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sterling Smith Corporation
(Name of Corporation, Partnership or other organization)

Sterling R. Smith
(Authorized Signature)

Dated the _23_ day of _January_ , 20 _13_ .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

-23-

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ **4,452,875**

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

    (2) Net loss from principal transactions in securities in trading accounts.   0

    (3) Net loss from principal transactions in commodities in trading accounts.   0

    (4) Interest and dividend expense deducted in determining item 2a.   0

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   0

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

    (7) Net loss from securities in investment accounts.   0

        Total additions   **4,452,875**

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   0

    (2) Revenues from commodity transactions.   0

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   **92,578**

    (4) Reimbursements for postage in connection with proxy solicitation.   0

    (5) Net gain from securities in investment accounts.   **136,805**

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

         0

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

        Enter the greater of line (i) or (ii)   0

        Total deductions   **229,383**

2d. SIPC Net Operating Revenues $ **4,223,492**

2e. General Assessment @ .0025 $ **10,559**

         (to page 1, line 2.A.)

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